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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 000-19889

(Check One):
{ } Form 10-K  { } Form 11-K  { } Form 20-F  {X} Form 10-Q  { } Form N-SAR
      For Period Ended:   June 30, 2002

                                -----------------

      { } Transition Report on Form 10-K
      { } Transition Report on Form 20-F
      { } Transition Report on Form 11-K
      { } Transition Report on Form 10-Q
      { } Transition Report on Form N-SAR
      For the Transition Period Ended:  ___________________________


     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

                                -----------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                -----------------

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant: SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD.

Former Name if Applicable: _______________________________

Address of Principal Executive Office (Street and Number)
NTL House
Bartley Wood Business Park, Hook, Hampshire, RG279UP
England
City, State and Zip Code

                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

{X} (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

{X} (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

{ } (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

On May 8, 2002, NTL Incorporated, the ultimate parent of the general partner of South Hertfordshire United Kingdom Fund, Ltd., and certain of its subsidiaries, namely, NTL (Delaware), Inc., NTL Communications Corp., Communications Cable Funding Corp., Diamond Cable Communications Limited and Diamond Holdings Limited, filed in the Southern District Court of New York voluntary petitions for a previously announced "prearranged" joint plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code to convert $10.6 billion of publicly traded debt into equity of two reorganized companies. NTL Incorporated and its debtor subsidiaries filed an amended joint reorganization plan and disclosure statement on May 24, 2002, and again on July 15, 2002. In connection with the preparation and filing of the Chapter 11 cases of these NTL companies, and the amendments to the joint reorganization plan and disclosure statement, the full resources of South Hertfordshire United Kingdom Fund, Ltd. and its auditors have been severely strained. As a result, it has not been possible to complete the necessary work in time for filing the Form 10-Q by August 14, 2002 without unreasonable effort or expense.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Richard J. Lubasch          (212)                      906-8440
     (Name)                      (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     {X} Yes           { } No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     {X} Yes           { } No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attachment.

                  SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2002                    SOUTH HERTFORDSHIRE UNITED
                                         KINGDOM FUND, LTD.
                                         a Colorado Limited Partnership

                                         By:  Fawnspring Limited
                                              its General Partner

                                         By:  /s/ Robert Mackenzie
                                              -------------------------------
                                              Robert Mackenzie
                                              Secretary of Fawnspring Limited


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                  ATTACHMENT

PART IV -- OTHER INFORMATION

The registrant anticipates an estimated net loss of $485,735 for the second quarter of 2002, compared to a net loss of $1,132,564 for the second quarter of 2001. The reduction in net loss is primarily attributable to lower management fees attributed to NTL (South Hertfordshire) Limited (which is 66.7% owned by the registrant and 33.3% owned by a subsidiary of NTL Incorporated) resulting from cost savings and efficiencies achieved by NTL incorporated and its subsidiaries.